October 29, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:                             Cnova N.V.

Registration Statement on Form F-1

Initially Submitted on June 4, 2014

Reg. No. 333-196521

Dear Ms. Kaufman:

On behalf of our client, Cnova N.V., a Dutch company (the “Company”), we submit herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted to the Commission on June 4, 2014. Amendment No. 1 thereto was submitted to the Commission on July 14, 2014, Amendment No. 2 thereto was submitted to the Commission on August 7, 2014 (and resubmitted to the Commission on August 12, 2014, to correct a technical error), Amendment No. 3 thereto was submitted to the Commission on October 6, 2014, and Amendment No. 4 thereto was submitted to the Commission on October 21, 2014. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 28, 2014 (the “Comment Letter”).  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 5.

Capitalization, page 49

1.                                      We note that retained earnings and profit for the period attributable to equity holders of Cnova does not agree to the unaudited interim condensed consolidated statement of changes in consolidated equity for the nine months ended September 30, 2014. Please revise or show us how to reconcile retained earnings and profit for the period to the amount disclosed in the unaudited interim condensed consolidated statement of changes in consolidated equity.

Response:

The Company has revised the disclosure on page 49 of Amendment No. 5 in response to the Staff’s comment.

2.                                      We note that total capitalization includes cash and cash equivalents. Please revise so that total capitalization excludes cash and cash equivalents.

Response:

The Company has revised the disclosure on page 49 of Amendment No. 5 in response to the Staff’s comment.

Selected Financial Information, page 56

3.                                      Net cash flow from operating activities for the nine months ended September 30, 2013 differs from the amount of net cash used in operating activities reflected in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Response:

The Company has revised the disclosure on page 63 of Amendment No. 5 in response to the Staff’s comment, and made conforming changes to the disclosure on pages 12 and 59.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Liquidity and Capital Resources, page 85

Cash Flows and Working Capital, page 85

4.                                      Amounts disclosed in table of the major components of net cash flows and in footnote (1) to the table for the nine months ended September 30, 2014 differ from the amounts disclosed in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Response:

The Company has revised the disclosure on page 86 of Amendment No. 5 in response to the Staff’s comment.

5.                                      We reviewed the revisions made in response to comment 3 in our letter dated October 20, 2014. Please show us how to compute pro forma negative working capital days of pro forma net sales for the years ended December 31, 2011, 2012 and 2013. To the extent the amounts used in your computations are not presented in historical or pro forma financial information elsewhere in the filing, please tell us your consideration of disclosing such amounts.

Response:

The Company has revised the disclosure on page 87 of Amendment No. 5 in response to the Staff’s comment.

Cash From (Used in) Operating Activities, page 86

6.                                      The amounts of cash used in operating activities, change in working capital, change in trade payables and change in trade receivables for the nine months ended September 30, 2014 differ from the amounts disclosed in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Response:

The Company has revised the disclosure on page 87 of Amendment No. 5 in response to the Staff’s comment.

Cash From (Used in) Financing Activities, page 86

7.                                      The amounts of cash used in financing activities, debentures repaid, net interest paid and additions to financial debt for the nine months ended September 30, 2014 differ from the amounts disclosed in the unaudited interim condensed consolidated statement of cash flows. Please revise or advise.

Response:

The Company has revised the disclosure on page 89 of Amendment No. 5 in response to the Staff’s comment.

Financial Statements, page F-1

Unaudited Interim Condensed Consolidated Financial Statements, page F-66

Unaudited interim condensed consolidated statement of cash flows for the nine months ended September 30, 2013 and 2014, page F-69

8.                                      Reference is made to your presentation of bank overdrafts at the bottom of this statement. Please tell us why your presentation complies with IAS 7. Please also tell us your consideration of presenting the net change in bank overdrafts as cash used in financing activities.

Response:

The Company respectfully advises the Staff that Cdiscount from time to time incurs bank overdrafts that are repayable on demand. Further, Cdiscount also issues promissory notes to its suppliers to settle trade payables. These promissory notes are recorded as bank overdrafts when they become due. Referring to IAS 7.8, as these bank overdrafts are repayable on demand upon the supplier providing its promissory note and thus are a part of Cdiscount’s cash management, they are presented as a deduction from cash and cash equivalent at the bottom of the Unaudited Interim Condensed Consolidated Statement of Cash Flows on page F-69 of Amendment No. 5 in accordance with IAS 7.45.

9.                                      We note that current and deferred tax profit for the nine months ended September 30, 2014 differs from the amount of actual income tax credit disclosed in Note 11. Please revise or advise.

Response:

The Company has revised the disclosure on page F-69 of Amendment No. 5 in response to the Staff’s comment.

Unaudited interim condensed consolidated statement of changes in consolidated equity for the nine months ended September 30, 2013 and 2014, page F-70

10.                               Please tell us your consideration of presenting the initial public offering expenses as a reduction of additional-paid-in-capital rather than increasing the retained deficit.

Response:

The Company has revised the disclosure on page F-70 of Amendment No. 5 in response to the Staff’s comment.

11.                               We note that other comprehensive income related to foreign currency translation and total other comprehensive income for the nine months ended September 30, 2014 differ from amounts disclosed in the unaudited interim condensed consolidated statement of comprehensive income. Please revise or advise.

Response:

The Company respectfully advises the Staff that the €25,693 thousands change in foreign currency translation in the “Unaudited interim condensed consolidated statement of comprehensive income for the nine months ended September 30, 2014” on page F-67 of Amendment No. 5 reconciles with the sum of (x) Other comprehensive income for the period related to Foreign currency translation allocated to the equity holders (€24,338 thousands) plus (y) Other comprehensive income for the period related to Foreign currency translation allocated to Non-controlling interests (€1,355 thousand) in the “Unaudited interim condensed consolidated statement of changes in consolidated equity for the nine months ended September 30, 2013 and 2014” on page F-70 in Amendment No. 5.

The Company has revised the amount of Other comprehensive income for the period presented for the nine months ended September 30, 2014 in the Total consolidated equity column of the “Unaudited interim condensed consolidated statement of changes in consolidated equity for the nine months ended September 30, 2013 and 2014” on page F-70 of Amendment No. 5 in response to the Staff’s comment.

Note 8 — Litigation, page F-79

12.                               With a view towards disclosure, please tell us the nature of the litigation provision recognized during the nine months ended September 30, 2014.

Response:

The Company kindly advises the Staff that the litigation expense recognized in the “Unaudited interim condensed consolidated income statement for the nine months ended September 30, 2014” relates to the settlement of a VAT tax reassessment in France for €410 thousands. Since the amount has already been paid and taking into account the size of the litigation expense, the Company does not believe further disclosure in the Registration Statement is warranted.

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Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Andrew Weisberg at (212) 819-8980 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP